

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 10, 2021

Petros Pappas
Chief Executive Officer
Star Bulk Carriers Corp.
c/o Star Bulk Management Inc.
40 Agiou Konstantinou Str. Maroussi 15124
Athens, Greece

   Re: Star Bulk Carriers Corp.
     Registration Statement on Form F-3
     Filed February 5, 2021
     File No. 333-252808

Dear Mr. Pappas:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Kevin Dougherty at (202) 551-3271 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Energy & Transportation

cc: Keith J. Billotti